[redacted]

AMENDMENT BB 1/13/10

SI 09042707 MISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 6 2009
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/08 AND ENDING 6/30/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P+M Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Service

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/14

focused.
experienced.
responsive.

P & M CORPORATE FINANCE, LLC

AGREED-UPON PROCEDURES

YEAR ENDED JUNE 30, 2009

Cohen
Fund Audit Services

P & M CORPORATE FINANCE, LLC

AGREED-UPON PROCEDURES

YEAR ENDED JUNE 30, 2009

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

MEMBERS AND BOARD OF DIRECTORS
P & M CORPORATE FINANCE, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Performed in Accordance with SEC Rule 17a-5(e)(4)

We have performed the procedures enumerated below, which were agreed to by P & M Corporate Finance, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation (SIPC), solely to assist you and the other specified parties in evaluating P & M Corporate Finance, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 for the year ended June 30, 2009. P & M Corporate Finance, LLC's management is responsible for the P & M Corporate Finance, LLC's compliance with those requirements.

This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and our findings are as follows:

We obtained Appendix A attached to this report.

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements made by the Company via check, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009, with the amounts reported in Form SIPC-7T for the year ended June 30, 2009, noting no differences.

3. Compared adjustments, if any, reported in Form SIPC-7T with supporting schedules and working papers noting no adjustments reported.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no adjustments reported.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally, noting no overpayment.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Fund Audit Services

October 13, 2009
Westlake, Ohio

SIPC-7T
(27-REV 3/09)

APPENDIX A

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066239 FINRA JUN
P & M CORPORATE FINANCE LLC
PO BOX 307
27400 NORTHWESTERN HWY
SOUTHFIELD MI 48037-0307

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
PATRICK SWARZ 248-223-3756

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1671

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

____
Date Paid

C. Assessment balance due 1521

D. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 1521

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1521

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

P&M CORPORATE FINANCE LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 7 day of AUGUST, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending JUNE 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 668,422
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	0
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 668,422
2e. General Assessment @ .0025	$ 1,671

(to page 1 but not less than $150 minimum)